FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 01 October 2019
Exhibit No. 2	Block Listing Six Monthly Return dated 08 October 2019
Exhibit No. 3	Form 8.3 - Accesso Technology Group plc dated 16 October 2019
Exhibit No. 4	Publication of Suppl.Prospcts dated 25 October 2019
Exhibit No. 5	Total Voting Rights and Capital dated 31 October 2019

Exhibit No. 1

1 October 2019

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 1 October 2019 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 30 September 2019 on behalf of the PDMRs named below as participants in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets Plc	71	£2.095
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	72	£2.095

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date: 8 October 2019

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		9,937,434
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		85,797
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,851,637
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		1,334,337
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		996
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,333,341
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc UK Sharesave Plan 2017
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		988,262
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		422
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		987,840
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555
Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Irish Sharesave Plan 2017
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		500,000
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		6,238,272
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,238,272
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plcEmployee Share Ownership Plan
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		3,436,774
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,436,774
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		4,351,308
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,748,856
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,602,452
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		10,769,771
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		398,511
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,371,260
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Plan 2014
Period of return:	From:	1 April 2019	To:	30 September 2019
Balance of unallotted securities under scheme(s) from previous return:		2,857,469
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,619,776
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,237,693
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

FORM 8.3

~~PUBLIC OPENING POSITION DISCLOSURE/~~DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Accesso Technology Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	15 October 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	363,527	1.31%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	363,527	1.31%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p ordinary 1p ordinary	Purchase Purchase	2,281 127	£6.45 £6.45

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	16 October 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

The Royal Bank of Scotland Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 25 October 2019.

To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/2335R_1-2019-10-25.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 5

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 October 2019:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 October 2019
Ordinary shares of £1	12,093,902,577	4	48,375,610,308
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,094,802,577		48,379,210,308

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 October 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary